Office of the Secretary
June 16, 2010

June 16, 2010

Office of the Secretary
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Rackspace Hosting, Inc. Comment Letter dated April 23, 2010

Ladies and Gentlemen:

We are in receipt of the comment letter dated April 23, 2010 (the “Comment Letter”) relating to the filing by Rackspace Hosting, Inc. (“Rackspace” or the “Company”) of its Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009 (the “Annual Report”). It is our understanding that the letter was faxed to a facsimile machine of the Company on that date and also mailed to the attention of A. Lanham Napier, the Rackspace Chief Executive Officer and President. Unfortunately, the Rackspace legal counsel handling SEC matters did not receive this correspondence until the afternoon of Thursday, June 10, 2010. The original fax, which we believe was sent to an unmanned general facsimile machine, was never located, and the letter was diverted into a general mail stack which we were able to locate after a diligent search on June 11, 2010. We have since reviewed internal procedures relating to the receipt of this type of correspondence to help avoid any such delay from occurring in the future. We have also attempted to update all potential sources of public contact information to provide direct access to our legal department (and to our outside SEC counsel for SEC matters). Further to this, we request that the Division of Corporate Finance update any database contact information for Rackspace as set forth below, or provide further guidance to the Company on what databases are used by the SEC for contact purposes so that the Company can update these using internal resources.

Rackspace SEC Contacts

General Counsel:
Alan Schoenbaum
Senior Vice President, General Counsel & Secretary
5000 Walzem
San Antonio, Texas 78218
Telephone: (210) 312-4721
Fax: (210) 312-4848
Email: alan.schoenbaum@rackspace.com

Legal Department SEC Representative:
William Alberts
Vice-President, Associate General Counsel
5000 Walzem
San Antonio, Texas 78218
Telephone: (210) 312-5205
Fax: (210) 312-4848
Email: william.alberts@rackspace.com

Outside SEC Counsel:
Brian K. Beard
Wilson Sonsini Goodrich & Rosati
Professional Corporation
8911 Capital of Texas Highway, North
Westech 360, Suite 3350
Austin, TX  78759
Telephone: (512) 338-5422
Fax: (512) 338-5499
Email: bbeard@wsgr.com

We apologize for the delay that has been experienced in responding to the Comment Letter. We have convened all relevant parties and intend to respond to the letter no later than June 23, 2010. Thanks you for your patience and please feel free to contact us regarding this proposed timeline or for any other matter.

[Signature Page to Follow]

Office of the Secretary
June 16, 2010

Very truly yours,

RACKSPACE HOSTING, INC

By:

/s/ William Alberts
William Alberts, Vice President and Associate General Counsel